October 26, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549

Attention:	Heather Clark
Melissa Gilmore

Re:	Lifeway Foods, Inc.
Form 10-K for Fiscal Year Ended December 31, 2021
Filed July 21, 2022
File No. 000-17363

Dear Mses. Clark and Gilmore:

On behalf of Lifeway Foods, Inc. (“Lifeway” or the “Company”), set forth below is the Company’s response to the comment letter from the staff of the United States Securities and Exchange Commission (the “Commission” or “SEC”) dated October 18, 2022 regarding the Company’s Form 10-K for the fiscal year ended December 31, 2021 filed July 21, 2022 (the “2021 Form 10-K”).

We understand that you will be reviewing our response and may have additional comments. We welcome any questions you may have concerning our response and thank you for your attention to our filing. Please feel free to contact us at the telephone number listed at the end of this letter.

For your convenience, your comment is repeated below in italics followed by the Company’s response.

Form 10-K for the Fiscal Year Ended December 31, 2021

Item 9A. Controls and Procedures

Evaluation of Disclosures Controls and Procedures, page 28

1.	We note you determined that a material weakness existed in your Internal Control over Financial Reporting due to the lack of controls over income taxes to identify and correct the impact of a material error in accounting associated with a 2009 acquisition. We also note you concluded that your Disclosure Controls and Procedures were effective as of December 31, 2021.

Please revise or more fully explain to us how management was able to conclude that Disclosure Controls and Procedures were effective given that Internal Controls over Financial Reporting are an integral part of Disclosure Controls and Procedures. Please be reasonably detailed in your response, and explain why the material weakness you identified did not impact your Disclosure Controls and Procedures, as defined in Exchange Act Rules 13a – 15(e) and 15d-15(c). Please refer to SEC Release No. 33-8238, Final Rule: Management Report on Internal Control over Financial Reporting and Certification of disclosure in Exchange Act Periodic Reports, which states that Disclosure Controls and procedures will include those components of Internal Control over Financial Reporting, that provide reasonable assurances that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles. Your revisions and/or response should similarly address your 2022 10-Qs.

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Response:

As disclosed in Item 9A to the 2021 Form 10-K, the Company incorrectly evaluated a book to tax basis difference related to the February 2009 purchase price accounting of the Fresh Made, Inc. stock acquisition. Specifically, the basis difference was incorrectly omitted for the single indefinite-lived intangible asset acquired. As the difference was material, the Company restated the financial statements for the fiscal year ended December 31, 2020 and the first, second and third quarters of fiscal 2020 and 2021 within the 2021 Form 10-K (the “restatement”).

As a result of the restatement, management evaluated the Company’s internal controls over income tax accounting. As the internal controls over income tax accounting did not detect and prevent a material error from occurring, the Company determined the controls were not designed to identify and correct material errors in the recording of deferred income taxes related to indefinite-lived intangible assets associated with the 2009 acquisition of Fresh Made, Inc. Accordingly, the Company evaluated its internal control over financial reporting (“ICFR”) and determined that a material weakness existed as of December 31, 2021 related to income tax accounting.

Management also evaluated the Company’s disclosure controls and procedures. The Company’s disclosure controls and procedures consist of review procedures designed to prevent or detect either:

•	Omissions in required disclosures, such as completion of the disclosure checklist to confirm that all required disclosures have been included in the financial statements, and
•	Inaccurate or misleading disclosures, such as review of disclosures by the Company’s Disclosure Committee, Audit and Corporate Governance Committee of the Company’s board of directors and outside counsel.

With respect to its evaluation of the Company’s disclosure controls and procedures, in light of the fact that it determined that the Company’s ICFR was not effective as of December 31, 2021, management reviewed SEC Release No. 33-8238, Final Rule: Management’s Report on Internal Control over Financial Reporting and Certification of Disclosure in Exchange Act Period Reports (the “SEC Release”), including the following excerpt:

Exchange Act Rule 13a-15(d) defines “disclosure controls and procedures” to mean controls and procedures of a company that are designed to ensure that information required to be disclosed by the company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms. The definition further states that disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that the information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

While there is substantial overlap between a company’s disclosure controls and procedures and its internal control over financial reporting, there are both some elements of disclosure controls and procedures that are not subsumed by internal control over financial reporting and some elements of internal control that are not subsumed by the definition of disclosure controls and procedures.

With respect to the latter point, clearly, the broad COSO description of internal control, which includes the efficiency and effectiveness of a company’s operations and the company’s compliance with laws and regulations (not restricted to the federal securities laws), would not be wholly subsumed within the definition of disclosure controls and procedures.

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We agree that some components of internal control over financial reporting will be included in disclosure controls and procedures for all companies. In particular, disclosure controls and procedures will include those components of internal control over financial reporting that provide reasonable assurances that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles. However, in designing their disclosure controls and procedures, companies can be expected to make judgments regarding the processes on which they will rely to meet applicable requirements. In doing so, some companies might design their disclosure controls and procedures so that certain components of internal control over financial reporting pertaining to the accurate recording of transactions and disposition of assets or to the safeguarding of assets are not included. For example, a company might have developed internal control over financial reporting that includes as a component of safeguarding of assets dual signature requirements or limitations on signature authority on checks. That company could nonetheless determine that this component is not part of disclosure controls and procedures. We therefore believe that while there is substantial overlap between internal control over financial reporting and disclosure controls and procedures, many companies will design their disclosure controls and procedures so that they do not include all components of internal control over financial reporting.

As discussed above in the example in the SEC Release, some companies might design their disclosure controls and procedures as Lifeway has, so that certain components of ICFR pertaining to the accurate recording of transactions, such as deferred taxes related to indefinite-lived intangible asset acquired, are not included in disclosure controls and procedures. In this instance, the material error that occurred in the deferred tax accounts could have only been detected by a review of the deferred taxes that included a reconciliation of the tax and book basis of the single indefinite-lived intangible asset acquired in the 2009 acquisition of Fresh Made, Inc. (i.e., the related ICFR). Because such error was not covered by any disclosure controls and procedures, management concluded there was no design deficiency related to Lifeway’s disclosure controls and procedures.

Management tested the disclosure controls and procedures and found that the controls were operating as designed and, therefore, concluded that disclosure controls and procedures were effective at December 31, 2021 and also at the end of the first, second and third quarters of fiscal 2020 and 2021.

We hope this addresses the Commission’s comment and concerns. Please do not hesitate to contact me at (847) 779-8954 with any further questions.

Very truly yours,

LIFEWAY FOODS, INC.

/s/ Eric A. Hanson
Eric A. Hanson
Chief Financial and Accounting Officer

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